









MEET THE BRAND

Born in a tiny brewery on the beach of Ocean City MD, Hoop Tea is a craft alcoholic beverage brand for modern consumers who prefer products with 'clean labels', low calories, and thoughtful ingredients.

Hoop Tea was started by free spirited individuals who decided to quit their jobs and move to the beach. While simply "creating things they wished existed", Hoop Tea quickly became disrupters of a multi billion dollar industry. Pioneers of an exploding category, Hoop Tea has achieved remarkable sales growth and a cult-like following in the Mid-Atlantic region.

We are on the cusp of a major disruption…

MARKET OPPORTUNITY

The flavored malt beverage category, which includes hard seltzer, is showing unprecedented growth, quickly surpassing craft beer and cider.





THE TREND

The sub-category of beer known as Flavored Malt Beverages (FMBs) is one of the fastest growing categories in the alcohol industry.

OUR BUSINESS

Hoop Tea is one of the first pioneering brands within this new category, and is perfectly positioned to take advantage of this opportunity.

What is going on?

Modern consumers place importance on what goes in their bodies. This trend has finally taken hold of the alcohol industry, and big changes are taking place. The beer & malt beverage category is undergoing the most dramatic and rapid changes.

INDUSTRY NEWS CAN'T SAY IT ENOUGH…



% Change Retail Beer Sales From LY

Domestic premium ($12.43 billion)
-4.1%
Import ($7.20 billion)
7.0%
Domestic subpremium ($5.31 billion)
-1.3%
Craft ($4.26 billion)
2.4%
Domestic super premium ($3.08 billion)
15.4%
Total flavored malt beverage ($3.01 billion)
17.4%
Cider premium ($432.0 million)
6.1%
Nonalcoholic ($111.8 million)
4.3%
Assorted ($36.1 million)
1.5%

Note: Data is for the 52 weeks ended May 19, 2019

"Are Hard Sparkling Drinks Really A Threat To Beer?" -FORBES

"Nielsen: Off-Premise Beer Sales Flatten in 2018 as Flavored Malt Beverage Sales Near $500 Million" -BEVNET (Jan 2019)

'The key trend in the global beer industry? 'Drinking less, but drinking better' -Beverage Daily

"NEWER READY-TO-DRINK BEVERAGES AND PACKAGES ARE SHAKING UP THE ADULT BEVERAGE MARKET" Neilson.com



**$194MM 2018 SALES
241% INCREASE**



**$323MM 2018 SALES
21% INCREASE**



**$303MM 2018 SALES
11% INCREASE**

THE MARKET

Below is a snapshot of 2018 FMBs industry sales data. 2019 sales are breaking records and hitting historic increases.

	DOLLAR SALES	% TO LY
SMIRNOFF	$341,279,205	14.8%
TWISTED TEA	$323,631,885	21.8%
MIKES HARDER	$303,274,280	11%
MIKES HARD	$265,205,086	-3.1%
BUD LIGHT LIME	$252,532,954	-15.2%
REDDS	$230,745,912	-18.7%
WHITE CLAW SELTZER	$194,505,683	241.7%
FOUR LOKO	$145,348,604	-5.4%
TRULY SPARKLING	$131,439,528	178.8%
TOTAL SALES*****	$2,555,899,775	10.7%

*Includes brands not listed.

Source: Information Resources Inc. Total U.S. supermarkets, drug stores, gas, and convenience stores, mass merchandisers, military commissaries, and select club and dollar retail chains for 53 weeks ending 12.30.18.

THE PRODUCTS

All **natural ingredients, free spirited vibe, and creative branding** have created a growing tribe of *loyal consumers*. Hoop Tea fills a giant hole in that market by offering a product which **follows the larger CPG trends**– *modern* consumers place importance on what goes in their bodies. We sell a product that you can **feel good about purchasing** made by a company you feel good about supporting. Consumers are increasingly **turning towards smaller emerging brands** over bigger established companies.

PARTY POUCH


Hoop Tea
WHITE MANGO

Our ***innovative 3 liter party pouches*** *are popular with* beach goers, boaters, and other outdoor activities. ***5% alcohol, made with natural ingredients, and cane sugar.*** Available in Mango, Peach, and Watermelon.

12OZ SKINNY CANS


Hoop Tea
WHITE MANGO
Hoop Tea
WATERMELON MINT GREEN TEA
Hoop Tea
PINEAPPLE PASSIONFRUIT

12oz Skinny Cans are a new release for 2019. For sale in 6 packs, 12 packs, and variety packs. Available in Mango, Watermelon, and 2019's new flavor release- Pineapple Passionfruit! ***5% alcohol, made with natural ingredients, and cane sugar.***

HOOP TEA AIRE


Hoop Tea
AIRE
Hoop Tea
AIRE

Hoop Tea "Aire" brand is a line of ***90 calorie gluten free*** tea infused sparkling beverages made with ***trending ingredients*** and ***4% alcohol***. Available in 12oz ***skinny cans***. Flavors include Kiwi Berry Matcha (new 2019), Orange Hibiscus, and Goji Berry.



















PACKAGING

Hoop Tea
White Mango
Hoop Tea
Watermelon Mint Green Tea
Hoop Tea
Peach Tea Lemonade

Hoop Tea
White Mango
6 | 12 | 5%

Hoop Tea
Watermelon Mint Green Tea
6 | 12 | 5%

NEW
Hoop Tea
Pineapple Passionfruit
Hoop Tea
Variety Pack
12 | 12 | 5%
4 White Mango
4 Watermelon Mint Green Tea
4 Pineapple Passionfruit

Hoop Tea
AIRE
Hoop Tea
AIRE
NEW
Hoop Tea
AIRE

Hoop Tea
Variety Pack
Hoop Tea
AIRE

HOW WE MAKE MONEY?

We license the Hoop Tea brand to an affiliate brewery, Southbound One Inc (SB1), to brew and package Hoop Tea using recipes and raw materials that we supply. Outsourcing production allows us to focus our time and resources on sales and marketing.

SB1 will sell the finished products **by the pallet to its established network of 25 distributors in 6 states.** SB1 remits royalties to Hoop Tea Inc on those sales.

It's as simple as that! While SB1 ships our products to distributors by the pallet, **we assist distribution** in marketing our products to consumers, retailers, bars and restaurants with our **complementary sales focus**. This gives us a **competitive edge** in the market and **boosts sales.**


Hoop Tea
WATERMELON MINT GREEN TEA
Malt Beverage with Watermelon, Mint, and Green Tea Flavors
ALWAYS POUR OVER ICE
Hoop Tea
WHITE MANGO
Malt Beverage with White Tea and Mango Flavors
ALWAYS POUR OVER ICE


Hoop Tea
WHITE MANGO
Hoop Tea
WATERMELON MINT GREEN TEA
Hoop Tea
PINEAPPLE PASSIONFRUIT
Hoop Tea
Spiked Iced Tea
VARIETY PACK
12 | 12 | 5%
4 White Mango
4 Watermelon Mint Green Tea
4 Pineapple Passionfruit

HOOP TEA POUCHES

WHOLESALE SALE PRICE: $42.64/ CASE

ROYALTY: $22/CASE

HOOP TEA CANS

WHOLESALE SALE PRICE: $23.00/ CASE

ROYALTY: $5.75/CASE

AS ECONOMIES OF SCALE INCREASE, THE ROYALTY RATE IS PROJECTED TO CLIMB SIGNIFICANTLY.


2015
2016
2017
2018
2019
355%
158%
42%
SALES
$0
$350,000
$700,000
$1,050,000
$1,400,000

BRAND TRACTION

'Dig deep before expanding wide'. Customers are re-ordering and telling their friends. Demand consistently grows every year.

SALES GROWTH

IMPORTANCE IS PLACED ON SAME STORE SALES TRACTION VS EXPANDING INTO NEW MARKETS PREMATURELY. THIS DATA SHOWS MEASUREMENT OF TRUE BRAND GROWTH AND SHOWS THAT MANY CUSTOMERS BECOME REPEAT CUSTOMERS. **YEAR OVER YEAR SAME STORE SALES HAVE GROWN 30% CONSISTENTLY.**

MARKETING

THE COMBINATION OF SOCIAL MEDIA AND EXPERIENTIAL MARKETING STRATEGIES HAVE CREATED A LOYAL, CULT LIKE FOLLOWING. HOOP TEA CONSUMERS TEND TO BECOME LIFETIME BRAND CHAMPIONS AND SPREAD AWARENESS.

DEMAND

THE GREAT HOOP TEA SHORTAGE OF 2019". IN AN EFFORT TO ACHIEVE BETTER QUALITY CONTROL PRODUCTION WAS MOVED TO A NEW FACILITY IN 2019. UNFORTUNATELY, THE FACILITY ENCOUNTERED INTERNAL CHALLENGES AND WAS UNABLE TO MEET PRODUCTION NEEDS. DISTRIBUTORS PROJECTED AN INCREASE OF SALES FOR 2019 BUT WERE UNABLE TO FULFILL THIS DEMAMD.

We make no assurances that the operations of Hoop Tea Inc. will be successful, duplicate, or compare to the results achieved by Southbound One Inc.

WHERE ARE WE GOING?

This brand has only scratched the surface of the growth potential within its current markets. While Hoop Tea has certainly caught the attention of its large national competitors, it is still on a path to further dominate home markets with deeper saturation, seasonal flavors, and additional retail relationships.



GROSS SALES OF HOOP TEA BY SB1



CASE PLAN

The following contains projections can not be guaranteed

NEW TERRITORIES

2020
Washington, D.C.
Virginia
West Virginia
2021
Florida
New York
North Carolina
South Carolina
Tennessee

  

CHAIN STORES

The immediate focus is to build relationships with chain stores. While Hoop Tea has strong sales in current chains, such as 7-11 and Total Wine, the available shelf space to be occupied is in the millions of dollars.



KOMBUCHA

In 2020 a Spiked Kombucha flavor will be launched as part of the low-calorie Aire line. The 'Hard Kombucha craze' has yet to reach the East Coast. The opportunity exists to be the regional market leader in this emerging category.

HOOP TEA KEGS

Bars & restaurants have been requesting that our product be available on tap. This will allow us to promote one-off seasonal flavors in small batches, further establishing us as a craft brand.

AMERICAN ORIGINAL

This summer a refreshing southern style spiked tea will be released as a response to consumer interaction and feedback.











MEET THE TEAM

DANNY ROBINSON

FOUNDER + CEO

With over 30 years "in the trenches" of the hospitality industry, Danny is an expert in branding, product development, and predicting consumer trends. His leadership skills and ability to build effective teams has enabled him to build several successful businesses, including;

H20 Nightclub
Hammerheads Bar & Grill
Pickles Pub
Guido's Burritos
8th Street Liquor Store
Backshore Brewing Co

ALLAN FORSEY

CFO

With over 25 years experience in operations of large scale manufacturing, Allan has handled operations and finance for world leading consumer product companies such as Molson and Colgate. He's also has worked with start up companies and corporations, bringing them to multi billion dollar exits

BILLY GILMAN

BUSINESS DEVELOPMENT

Billy honed his skills at Heineken Corp where he consistently grew sales in his territory for 5 years, while everywhere else in the country was declining. He brings with him relationships with large chain stores, experience of driving distributor sales teams, and mastery of new product launch programs.

TAYLOR SCHLETTE

DIRECTOR OF MARKETING

As the former Marketing Director of South Moon Under, Taylor developed marketing and branding strategies that expanded their small business to become a national retail chain in the highly competitive fashion industry.

TARGET FUNDING

The demand for Hoop Tea is growing faster than production and the brand has proven able to compete and win against larger established competitors. Adding some "fuel" will assert this brand as a leader in the category and continue to expand to new markets with innovative new products. Shares in Hoop Tea Inc are being offered in exchange for the capital needed to execute our plan

We are offering $1.07mm of preferred shares at a $6.5mm valuation.

USE OF FUNDS

$400K
FOR WORKING CAPITAL NEEDS

$200K
FOR SPECIALIZED EQUIPMENT FOR MANUFACTURING EFFORTS WITH THIRD PARTIES

$400K
FOR EXPANSION INTO NEW TERRITORIES WITH STAFFING AND MARKETING TEAMS

THANK YOU!

Please reach out with questions.

Daniel Robinson
CEO + Founder
phone: 410.725.0522

🌐 www.hooptea.com

💬 danny@hooptea.com

f www.facebook.com/hooptea

📷 @hooptea